FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2004

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. Notice of Name Change and Consolidation of Shares and Letter of Transmittal,

2.

Madison Minerals Inc. News Release Dated November 12, 2004,

3.

BC Form 53-901F, Material Change Report, Filed on November 15, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: December 3, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 3, 2004

SECURITIES AND EXCHANGE COMMISSION                                           VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

MADISON MINERALS INC.

(Formerly:  Madison Enterprises Corp.)

NOTICE OF NAME CHANGE

AND

CONSOLIDATION OF SHARES

TO THE SHAREHOLDERS:

As contemplated in the Notice of Meeting and other material mailed to all registered shareholders of record for the Extraordinary General Meeting held on October 27, 2004, the shareholders at that meeting approved special resolutions to change the name of the Company and to consolidate the share capital.

Following the Meeting, the necessary documents were filed with the Registrar of Companies and, effective October 29, 2004, the name of the Company was changed to Madison Minerals Inc. and its capital was consolidated, each five (5) old shares being consolidated into one (1) new share.  The shares of the Company were called for trading on the TSX Venture Exchange in its new name on the consolidated basis on October 29, 2004 under the trading symbol MMR.

Accompanying this notice is a Letter of Transmittal that may be used by you to exchange your present certificates for certificates in the new name of the Company representing the consolidated number of shares.  Please read carefully the explanatory notes on the reverse side of the Letter of Transmittal.  Shareholders forwarding share certificates to Pacific Corporate Trust Company by mail are advised, for their own protection, to do so by Registered Mail.

DATED:  November 3, 2004

Madison Minerals Inc.
Per:	“James G. Stewart”
James G. Stewart Director and Corporate Secretary

LETTER OF TRANSMITTAL

TO:

PACIFIC CORPORATE TRUST COMPANY

The undersigned hereby delivers to you the following share certificate(s) for shares in Madison Enterprises Corp., now known as Madison Minerals Inc.

Certificate No.	Name in which Registered	No. of Shares

(If space is insufficient, please attach list)

The shares represented by the above certificate(s) are hereby surrendered in exchange for certificate(s) in the Company’s new name, Madison Minerals Inc., for the consolidated number of shares.

You are hereby authorized and directed to issue the new certificate(s) as follows:

PLEASE PRINT CLEARLY

          (First Name or Company Name)                                           (Surname, if applicable)

(Number & Street)

(City, Province/State)

(Postal/Zip Code)

DATED:

, 20

.

(Signature of Shareholder)

NOTE:  This Transmittal Letter, together with your share certificate(s), should be sent by REGISTERED MAIL to Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, BC, V6C 3B8, and not to the business or registered office of the Company.  SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

1.

CERTIFICATES WHICH MUST BE ENDORSED

If you request that certificates be registered in the name or names other than that shown on the face of the certificates surrendered, such certificates must be properly endorsed in the place provided on the back thereof, and the signature must be guaranteed by a Canadian chartered bank, or by a financial institution that is a member of the Medallion program.

2.

CERTIFICATE NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate(s) surrendered.

3.

CHARGE FOR NEW CERTIFICATES

Each registered shareholder is entitled, without charge, to have issued to him/her, one certificate in the name of Madison Minerals Inc. for each certificate surrendered by him/her, whether or not the certificate is to be issued in the same name as that shown on the certificate surrendered; however, a fee of $5.00 must be remitted for each additional certificate required.

4.

FRACTIONS

No fractions will be issued.  All fractions of shares of one-half or greater will be rounded up to next nearest full share, and all other fractions will be cancelled.

5.

LOST CERTIFICATES

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Pacific Corporate Trust Company, Attn: Client Services Dept., 625 Howe Street, 10th Floor, Vancouver, BC, V6C 3B8, together with a letter confirming the loss.  A representative of Pacific Corporate Trust Company will contact you in writing to advise of the replacement requirements.

NOTE:  Issuers are reminded that Pacific Corporate Trust Company provides this sample form as a courtesy to our clients.  It is for informational purposes only and contains the minimum amount of information required by us to perform share exchanges.  It is the issuer’s responsibility to ensure that the Letter of Transmittal contains all of the information required by the applicable regulatory authorities and the stock exchange(s) upon which their securities are listed.  Pacific Corporate Trust Company will not accept responsibility for deficiencies in the wording and content of a Letter of Transmittal.

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

November 12, 2004

Trading Symbols:  TSX Venture – MMR

OTC\BB-MMRSF

Web Site:  www.madisonminerals.com

$5,000,000 BROKERED PRIVATE PLACEMENT ARRANGED

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of 7,700,000 units at a price of $0.65 per unit to fund Madison’s next phase of work on its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  Each unit will consist of one share and one share purchase warrant, every warrant entitling the purchase of one additional share of Madison for a period of eighteen months at a price of $0.90 per share.

Canaccord Capital Corporation (“Canaccord”) has agreed to act as Madison’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 924,000 shares of Madison for a period of eighteen months at a price of $0.90 per share, an administration fee of $7,500 and a corporate finance fee of 60,000 shares.

Madison is also please to report that it has arranged for loans totalling $120,000 to cover certain trade payables and operating costs associated with Madison’s Mt. Kare Property in Papua New Guinea prior to the closing of the brokered private placement.  Madison has agreed to issue to the lenders a total of 36,924 bonus shares at a deemed price of $0.65 per share.  The loans and the bonuses in respect thereof are subject to regulatory approval.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 12, 2004

Item 3.

Press Release

November 12, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of November, 2004.

MADISON MINERALS INC.

By: “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

whose signature appears above.)